Exhibit 99.1

Press Release

Company Contact:
David Faulkner
Cimetrix Incorporated
Phone: (801) 256-6500
Fax: (801) 256-6510
dave.faulkner@cimetrix.com

Agency Contact:
Mark Button
Positio Public Relations
Phone: (408) 453-2400
Fax: (408) 453-2404
mark@positio.com

Cimetrix Reports Third Quarter Financial Results

Revenue Increases 19% for Quarter, 21% for Nine-Month Period
Two Top-Tier 300mm Equipment Suppliers Worldwide Select Cimetrix Products

SALT LAKE CITY, Utah - November 14, 2006 - Cimetrix, Incorporated (OTC: CMXX), a leading provider of factory automation software and solutions for the global semiconductor and electronics industries, today reported financial results for its third quarter and nine month period ended September 30, 2006.

Third Quarter Results

Revenue in the third quarter increased 19% to $1,243,000 from $1,043,000 in the third quarter a year ago.  Software revenue and professional services revenue both increased, reflecting continued customer demand for the Company’s products and services.  Software revenue was up 20% to $956,000 from $796,000 in the third quarter last year.  The largest component of software revenue — new software licenses — grew by 31% to $684,000 from $523,000, reflecting higher sales of Software Development Kits (“SDKs”) and runtime revenue associated with OEM customer machine shipments.  The second component of software revenue — software license updates and product support — totaled $272,000, essentially unchanged from last year.  Professional services revenue grew by 16% in the third quarter to $287,000 from $247,000 reflecting the Company’s expanded OEM Solution Center capabilities and new Data Management Solution Center for end-user business.

Total operating costs and expenses in the third quarter increased 24% to $1,560,000 from $1,258,000 in the third quarter last year, a reflection of general business expansion as well as ongoing investments to drive future growth.  The Company is particularly focused on growing its CIMPortal™ product line, its professional services division and further developing the Japanese market opportunity.

Net loss in the third quarter was $325,000, or $0.01 per basic and diluted share, as compared with a net loss of $246,000, or $0.01 per basic and diluted share, in the same period a year ago.  The $79,000 increase in net loss year-over-year was partially attributable to an increase in non-cash depreciation and amortization, which grew to $107,000 in the third quarter from $31,000 in the same quarter a year ago.  In addition, the Company incurred $93,000 in non-cash share-based compensation expense in the third quarter resulting from the adoption of SFAS 123R on January 1, 2006.  This expense was not required in third quarter of last year.  Without the increase in these two non-cash expenses, the Company’s net loss would have improved over the prior year third quarter.

“We are generally pleased with our third quarter financial results, which showed strong year-over-year revenue growth and continued control of our expense base relative to our overall growth rate,” said Bob Reback, president and CEO.  “It’s important to emphasize that our $325,000 net loss in the third quarter included more than $199,000 in non-cash charges related to depreciation, amortization and share-based compensation.  Our long-term outlook for increasing revenue and achieving sustained profitability remains positive.”

“We continue to make selective investments to remain at the forefront of developing solutions for the new Semiconductor Equipment and Materials International (SEMI) Interface A standard — an area that holds tremendous long-term growth prospects and in which Cimetrix has assumed an industry leadership role.  In the third quarter we won key new OEM accounts in very competitive environments in the United States, Europe and Japan.  Additionally, our OEM Solution Center and Data Management Solution Center continue to drive increased professional services revenue.”

Nine-Month Results

Revenue through nine months increased 21% to $4,045,000 from $3,341,000 in the same period a year ago.  This growth was driven by professional services revenue, which increased 117% to $1,278,000 from $589,000, reflecting strong growth in OEM Solution Center projects and the addition of revenue from the new Data Management Solution Center.  Software revenue showed modest growth year over year — to $2,767,000 from $2,752,000.

Total operating costs and expenses through nine months increased 35% to $4,897,000 from $3,620,000 in the same period a year ago.  The increase of $1,277,000 includes $322,000 in non-cash depreciation and amortization and a non-cash charge of $242,000 for share-based compensation.  Net loss for the nine months was $878,000, or $0.03 per basic and diluted share, as compared with $381,000, or $0.01 per basic and diluted share, in the same period last year.  Again, without the increase in these two non-cash expenses, the Company’s net loss would have improved over the prior year nine-month period.

Third Quarter and Subsequent Highlights

•                  Top Tier European Equipment Supplier selected CIMConnect™, CIM300™ and CIMPortal products for new equipment model

•                  Top Tier Japanese Equipment Supplier selected CIMPortal product for Interface A across all equipment model types

•                  Another Japanese Equipment Supplier selected CIMConnect, CIM300 and CIMPortal products as standard factory automation platform going forward

•                  Major US disk drive Equipment Supplier selected CIMPortal for Interface A

•                  OEM Solution Center delivered a full 300mm automation solution for a metrology start-up company on time, on budget

About Cimetrix Incorporated

Cimetrix designs, develops, markets and supports factory automation software for the global semiconductor and electronics industries.  Cimetrix’s connectivity software allows equipment manufacturers to quickly implement the SECS/GEM standards, with over 10,000 connections shipped worldwide.  It also provides solutions to meet the 300mm SEMI communications standards, with OEM customer installs in all major 300mm fabs, and products designed for the new Interface A standards.  Cimetrix’s PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect, CIM300, CIMPortal and CODE™ (Cimetrix Open Development Environment).  For more information, please visit www.cimetrix.com.

Safe Harbor Statement

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “potential,” “should,” “hope,” “likely,” and “continue” and similar terms used in connection with statements regarding the Company’s outlook, revenue environment and financial and operational performance.  Statements about the Company’s prospects for future growth, operational success and profitability are forward-looking statements.  The comments made by the Company’s senior management in regards to future developments are based on current expectations and involve risks and uncertainties that may adversely affect expected results, including but not limited to the adoption by chip makers of the Interface A standards specified by SEMI, which is an independent industry trade group, market acceptance of the Company’s products, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Many of these factors are beyond the control of the Company. Reference is made to the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which detail these and other risk factors relating to the Company.

Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenues:
New software licenses	$684,000	$523,000	$1,954,000	$1,967,000
Software license updates and product support	272,000	273,000	813,000	785,000
Total software revenues	956,000	796,000	2,767,000	2,752,000
Professional services	287,000	247,000	1,278,000	589,000
Total revenues	1,243,000	1,043,000	4,045,000	3,341,000
Operating costs and expenses:
Cost of revenues	545,000	454,000	1,669,000	968,000
Sales and marketing	287,000	211,000	870,000	786,000
Research and development	256,000	273,000	809,000	859,000
General and administrative	365,000	289,000	1,227,000	914,000
Depreciation and amortization	107,000	31,000	322,000	93,000
Total operating costs and expenses	1,560,000	1,258,000	4,897,000	3,620,000
Loss from operations	(317,000)	(215,000)	(852,000)	(279,000)
Other income (expense)
Interest and other income	10,000	18,000	28,000	45,000
Interest expense	(18,000)	(49,000)	(54,000)	(147,000)
Total other expense	(8,000)	(31,000)	(26,000)	(102,000)
Loss before income taxes	(325,000)	(246,000)	(878,000)	(381,000)
Provision for income taxes	—	—	—	—
Net loss	$(325,000)	$(246,000)	$(878,000)	$(381,000)
Income (loss) per common share:
Basic	$(0.01)	$(0.01)	$(0.03)	$(0.01)
Diluted	$(0.01)	$(0.01)	$(0.03)	$(0.01)
Weighted average number of shares outstanding:
Basic	31,927,000	30,329,000	31,927,000	29,987,000
Diluted	31,927,000	30,329,000	31,927,000	29,984,000

Consolidated Balance Sheets

	September 30,	December 31,
	2006	2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$476,000	$778,000
Accounts receivable, net	1,147,000	1,289,000
Inventories	13,000	—
Prepaid expenses and other current assets	46,000	61,000
Total current assets	1,682,000	2,128,000
Property and equipment, net	149,000	189,000
Intangible assets, net	646,000	894,000
Goodwill	64,000	64,000
Other assets	28,000	20,000
Total assets	$2,569,000	$3,295,000

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$150,000	$162,000
Accrued expenses	219,000	269,000
Deferred revenue	476,000	405,000
Notes payable — related parties	173,000	199,000
Notes payable	426,000	502,000
Total current liabilities	1,447,000	1,537,000

Commitments and contingencies

Stockholders’ equity:
Common stock, $.0001 par value, 100,000,000 shares authorized; 31,952,432 shares issued	3,000	3,000
Additional paid-in capital	31,682,000	31,440,000
Treasury stock, at cost	(49,000)	(49,000)
Accumulated deficit	(30,514,000)	(29,636,000)
Total stockholders’ equity	1,122,000	1,758,000
Total liabilities and stockholders’ equity	$2,569,000	$3,295,000